P.E. 12/31/01

FORM 6-K

02016054

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2001

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 21 January 2002

Signed...
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: **21 January 2002** Print Name: **David Pearl**

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Press release dated 10 December 2001, titled, "BP, Sinopec and Shanghai Petrochemical form World-Scale Chinese Chemical Joint Venture".

Attachment 1

December 10, 2001 **53/01**

BP, SINOPEC AND SHANGHAI PETROCHEMICAL FORM WORLD-SCALE CHINESE CHEMICAL JOINT VENTURE

BP, Sinopec and Shanghai Petrochemical Corporation (SPC) today held a celebratory reception in Beijing to mark the formation of the joint venture company that will build a $2.7 billion ethylene cracker and chemical derivatives complex near Shanghai.

Shanghai Secco Petrochemical Company Ltd (SECCO) will build the world-scale complex, expected to begin operation in 2005, at Shanghai Chemical Industry Park, Caojing, near Shanghai. The formation of the company — owned by BP (50 per cent), Sinopec Corporation (30 per cent) and SPC (20 per cent) — follows the final approval for the joint venture by the Chinese authorities with the granting of a business licence by the Administration of Industry and Commerce.

Speaking at the celebration in the Great Hall of the People, Byron Grote, BP's Managing Director with responsibility for Asia and Chief Executive of BP's chemicals businesses, said: "SECCO is the strongest confirmation of BP's belief in China's future. It is larger than any other investment we have made in the country, one of the largest-ever foreign investments in China and a long-term commitment which will create enduring value and mutual advantage."

Wang Jiming, President of Sinopec Corp, said: "Sinopec has always actively sought to strengthen and expand its co-operation with multi-national corporations, to introduce first-class technology, advanced management skills and further improve the competitiveness of the company.

"Following China's accession to the WTO, this project, as the central pillar of the Shanghai chemical zone, will promote and lead economic development in Shanghai and Eastern China and help bring China's petrochemical industry to a new level of performance."

Graham Hunt, BP Chemicals China chief executive, paid tribute to the close relationship and teamwork that has developed between the partners: "The SECCO joint venture could not have been created without the continuing full support and hard work of our partners and the strong support of Shanghai. It marks yet a further deepening of our longstanding relationship with Sinopec. We are confident that this teamwork will enable the start up of the complex on schedule in 2005."

The SECCO complex will comprise a 900,000 tonnes a year naphtha-fed ethylene cracker and downstream derivative petrochemical plants, with combined polyethylene, polypropylene and polystyrene production of more than 1 million tonnes a year, and world-scale styrene, acrylonitrile and other olefins derivatives units. Output will total almost 2.3 millions tonnes of product a year.

SECCO directors include John Morgan from BP, who will also act as the company's president, and Liu Xunfeng from Sinopec, who will act as executive vice president and project management team director. Principal SECCO offices are being established in Shanghai. SECCO will now tender for design and construction contracts with the aim of breaking ground in the first half of 2002.

SECCO's manufacturing and marketing organization will serve the demands of the growing east China market. BP's leading technology and business processes combined with Sinopec's extensive petrochemicals experience will play a key role in establishing a best-in-class enterprise.

Notes to editors:

- The main downstream and derivatives plants are planned to produce: polyethylene (600,000 tonnes a year), propylene (590,000 tonnes a year), polypropylene (250,000 tonnes a year), styrene (500,000 tonnes a year), polystyrene (300,000 tonnes a year), acrylonitrile (260,000 tonnes a year), aromatics (500,000 tonnes a year) and butadiene (150,000 tonnes a year) .

- The SECCO complex will be about 50 kilometres from the centre of Shanghai and 12km from SPC's site at Jinshanwei. The complex will be designed with latest technologies and emissions from the site will be strictly controlled to meet international standards.

- In October 2000 BP took a 2.2 per cent equity stake in Sinopec through the company's initial public offering. In addition to the SECCO project, the two companies have agreed to work on a number of joint ventures including plans to develop a project to jointly build a world-scale PTA plant, probably integrated with the SECCO complex, and to form a joint venture to develop a network of 500 service stations in Zhejiang province, East China.

- BP has so far invested around $4 billion in China, excluding IPO investments, making it the largest foreign oil investor in the country. In March 2000 BP also took a 2.2 per cent equity stake in PetroChina through its IPO.

- Sinopec Corporation was established in February 2000 and is the largest integrated petrochemical company in China. Its main businesses include oil and gas exploration, development and production; refining and oil products trading, transportation and

More...

marketing; and the production and marketing of petrochemicals. At the end of 2000, Sinopec Corp had assets valued RMB 347.4 billion and an annual turnover of RMB 328.9 billion.

- SPC is one of the largest integrated petrochemical enterprises in China and has four main business areas: refining, chemicals, fibres and plastics. The company's site at Jinshanwei covers an area of 9.4 km^2. At the end of 2000, SPC's assets had total value of RMB 22.1 billion, with a refining capacity of seven million tonnes a year and a total ethylene capacity of 590,000 tonnes a year. SPC is listed on stock exchanges in Shanghai, Hong Kong and New York.

Further enquiries:

David Nicholas, BP press office, London: +44 (0)20 7496 4708
Zhang Jianning, BP, Beijing: +86 10 6437 6962

— ENDS —